February 12, 2019

Christopher Farrar
Chief Executive Officer
Velocity Financial, LLC
30699 Russell Ranch Road
Suite 295
Westlake Village, CA 91362

       Re: Velocity Financial, LLC
           Draft Registration Statement on Form S-1
           Submitted December 17, 2018
           CIK No. 0001692376

Dear Mr. Farrar:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted December 17, 2018

Cover Page

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
2. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
 Christopher Farrar
FirstName LastNameChristopher Farrar
Velocity Financial, LLC
Comapany NameVelocity Financial, LLC
February 12, 2019
February 12, 2019 Page 2
Page 2
FirstName LastName
3. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:
           the specific exemption that you intend to rely on; and how your investment strategy and business model will support that exemption.
         Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review
Risk Factors
We use leverage in executing our business strategy, page 17

4. Please expand this risk factor to clarify, if true, that there is no limit on the amount of leverage you may incur.
Some of the mortgage loans we originate or acquire are loans made to self-employed borrowers, page 21

5. To the extent material, please disclose the percentage of borrowers that are self-employed or the unpaid principal balance represented by loans to such borrowers.
Use of Proceeds, page 40

6. We note that you intend to use proceeds to repay your outstanding senior secured notes.
         Please disclose the interest rate and maturity of the senior secured notes. Please see
         Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio and Asset Quaity, page 52

7. Please tell us what consideration you have given to providing data regarding the origination dates (vintage) of the loans in your portfolio.
Key Performance Metrics, page 58

8. Throughout the filing, you disclose average debt, cost of funds, net interest margin, and net interest spread on a portfolio related basis only. When this information is presented in your filing, please revise to expand your disclosure to also include this information on a company-wide basis.
Business, page 76

9. We note that you look at the credit score in determining whether to issue a loan. Please clarify whether there is a minimum credit score that a potential borrower must have in order to obtain a loan from you.
 Christopher Farrar
Velocity Financial, LLC
February 12, 2019
Page 3
Underwriting, page 123

10. Please revise to describe the factors considered in determining the offering price. Refer to
      Item 505 of Regulation S-K.
Audited Consolidated Financial Statements , page F-26

11. Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was unnecessary to provide Schedule IV.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick, Assistant Chief
Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the
Investment Company Act, please contact Rochelle Plesset in the Division of Investment
Management at (202) 551-6840. Please contact Stacie Gorman at 202-551-3585 or
Kim
McManus, Senior Counsel, at 202-551-3215 with any other questions.



                                                            Sincerely,

FirstName LastNameChristopher Farrar                        Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NameVelocity Financial, LLC
                                                            Commodities
February 12, 2019 Page 3
cc:       Daniel N. Webb, Esq.
FirstName LastName